UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED

PURSUANT TO SECTION 54(c) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act and, in connection with such notification of withdrawal of election, submits the following information:

Name:	S3 Investment Company, Inc.

Address of Principal Business Office:	43180 Business Park Drive, Suite 202 Temecula, California 92590

Telephone Number:	(951) 587-3618

Name and Address of Agent for Service and Process:	James Bickel S3 Investment Company, Inc. 43180 Business Park Drive, Suite 202 Temecula, California 92590

Commission File Number under the Securities Exchange Act of 1934:	001-31347

The following is the basis for the filing of this notification of withdrawal:

Historically, the Company intended to seek out investment securities as its core business, rather than operate businesses directly.  The Company has determined, however, that in the current environment it would be better served to focus its efforts on the operation of businesses rather than act as a passive investor.  In consideration of the planned future operations of the Company and its existing operations, the Board has evaluated and discussed the feasibility of the Company continuing as a BDC. The Board believes that given the changing nature of the Company’s business and investment focus from investing, reinvesting, owning, holding, or trading in investment securities toward that of an operating company whose focus will be on acquisitions of controlling investments in operating companies and assets, that the regulatory regime governing BDC’s is no longer appropriate and will hinder the Company’s future growth. In addition, the Board believes that the Company will not be required to be regulated under the Act these circumstances.

In addition, the Company was notified by a staff attorney at the Securities and Exchange Commission ("Commission") that an agreement the Company entered into with YaSheng Group is resulted in the creation of "senior securities" as defined by the Act. The Staff of the Commission believes that the agreement stipulating YaSheng Group to maintain a 5% non-dilutive interest in the common stock of the Company gives YaSheng Group a senior position.  This interpretation by the Commission could create instances where the Company would not be in compliance with the Act which requires that the Company maintain net assets to senior security coverage of at least 200%.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the City of Temecula and State of California on this 6th day of April 2006.

/s/ James Bickel S3 INVESTMENT COMPANY, INC. By: James Bickel Its: Chief Executive Officer